UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 333-213314

HUAHUI EDUCATION GROUP LIMITED

(Translation of registrant’s name into English)

Room 901, 9th Floor, Investment Bank Building,
115 Fuhua 1st Road, Futian District,
Shenzhen, Guangdong Province, China 518000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Huahui Education Group Limited Announces Uplisting to the OTCQB Venture Market

Huahui Education Group Limited (the “Company” or “Huahui”), an educational equipment, technology and solution provider, is pleased to announce that the Company has been approved by OTC Markets Group, Inc. (“OTC Markets”) to uplist from OTC Pink Market and quote its securities on the OTCQB Venture Market (‘OTCQB”) under the ticker symbol “HHEGF”, effective as of January 22, 2025.

The OTCQB is a leading market for early-stage and developing U.S. and international companies. Recognized as an established public market by the U.S. Securities and Exchange Commission (“SEC”) and operated by OTC Markets, the OTCQB has helped companies build considerable shareholder value including enhanced liquidity and valuation. Investors may benefit from efficient trading through their preferred broker or financial advisor, transparent pricing with real-time quotes, and trusted disclosure that is made broadly available to broker-dealers and market data providers.

Key Benefits of the uplisting to OTCQB:

Enhanced Credibility and Transparency

Huahui’s transition to the OTCQB demonstrates its dedication to higher standards of transparency, accountability, and financial disclosure. Companies on the OTCQB are required to provide timely, audited financial statements and undergo annual verifications, enhancing investors’ confidence and trust. This enhanced transparency reinforces Huahui’s standing as a reliable partner for businesses seeking solutions for educational equipment.

Broader Access to Institutional and Retail Investors

With its uplisting to OTCQB, Huahui gains exposure to a broader investor base, including institutions and investors who may have previously been restricted from trading Pink Sheet stocks. The OTCQB’s reputation as a respected marketplace allows Huahui to attract investors seeking stable, growth-oriented companies with innovative offerings. This expanded access supports Huahui’s vision of growth and market position as a technology and solution provider for education equipment.

Improved Liquidity and Stock Valuation Potential

Trading on the OTCQB typically offers enhanced liquidity and tighter bid-ask spreads compared to the Pink Sheets. For shareholders of Huahui, this means potentially lower trading costs and a more favorable valuation as investors’ interest grow. As Huahui expands its market reach and product innovation, this uplisting provides an optimal foundation for future growth and shareholders’ value.

“This uplisting to the OTCQB is a significant milestone for Huahui,” said Ms. Shufang Zeng, the Chief Executive Officer of Huahui. “It reflects our commitment to a higher standard of financial reporting and investor transparency. As we work to deliver technology solutions of education equipment that drive efficiency and innovation for businesses, we believe that this uplisting will create meaningful value for our clients, investors and all stakeholders. Joining OTCQB will also widen our access to capital markets, provide our shareholders with greater liquidity, and we expect, position the Company for long-term success.”

Forward-Looking and Cautionary Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties, such as factors that could cause the Company’s actual results to differ materially from those expressed or implied in such forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2025

Huahui Education Group Limited

By:	/s/ Shufang Zeng
Name:	Shufang Zeng
Title:	Chief Executive Officer and President